UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 000-51991

NOTIFICATION OF LATE FILING

(Check One): ☐  Form 10-K     ☐  Form 20-F     ☐  Form 11-K     ☒   Form 10-Q     ☐   Form N-SAR     ☐   Form N-CSR

For Period Ended: September 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Basin Water, Inc.
Full Name of Registrant

Former Name if Applicable

8731 Prestige Court
Address of Principal Executive Office (Street and Number)

Rancho Cucamonga, CA 91730
City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Basin Water, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (the “Form 10-Q”) in a timely manner without unreasonable effort and expense in light of the circumstances described below.

On August 11, 2008, the Company issued a press release announcing that in connection with its review with respect to the filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, the Company identified issues relating to its revenue recognition for certain transactions, and that the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) is conducting a review of the accounting for those transactions. As part of this investigation, the Audit Committee retained independent legal counsel, which in turn retained independent forensic accountants, to review the foregoing transactions.

Based on its review to date, the Audit Committee has concluded that the Company incorrectly accounted for certain specific transactions in 2006 and 2007. As a result, the Company incorrectly recognized revenues relating to such transactions, including revenues incorrectly recognized as a result of the failure to apply Financial Accounting Standards Board Interpretation No. 46(R) (FIN 46R).

On October 29, 2008, the Company issued a press release and filed a Current Report on Form 8-K (the “Item 4.02 Form 8-K”) announcing that the Audit Committee had on that day concluded that the Company’s consolidated financial statements for the fiscal years ended December 31, 2006 and December 31, 2007, including each of the fiscal quarters in 2006 and 2007, and for the fiscal quarter ended March 31, 2008 should no longer be relied upon. The Company also announced that it will restate its financial statements for the fiscal years ended December 31, 2006 and December 31, 2007, including each of the fiscal quarters in 2006 and

2007, and for the fiscal quarter ended March 31, 2008. The Company also stated that it was in the process of preparing these restated financial statements. The Company intends to file, as soon as practicable, restated financial statements for the fiscal years ended December 31, 2006 and December 31, 2007, including each of the fiscal quarters in 2006 and 2007, and for the fiscal quarter ended March 31, 2008. Until the restatement of these financial statements is complete, the Company will be unable to finalize its financial statements for the quarters ended June 30, 2008 and September 30, 2008.

The Company intends to file the Quarterly Reports on Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008 as soon as practicable after completion of the Audit Committee’s inquiry and the restatement of the Company’s financial statements for the fiscal years 2006 and 2007 and the first quarter of 2008, but does not expect to be able to do so within the extension period of five calendar days provided under Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

W. Christopher Chisholm, Chief Financial Officer	(909) 481-6800
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐  Yes     ☒  No

Form 10-Q for the quarter ended June 30, 2008

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒  Yes     ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be significant changes in its result of operations for the three and nine months ended September 30, 2008 compared to the three and nine months ended September 30, 2007 as a result of a significant increase in its selling, general and administrative expenses in the three and nine months ended September 30, 2008 as compared to the same period in the prior year. Until filing of the Form 10-Q, the Company will be unable to provide its final results of operations for the period covered by the subject report or any quantitative information regarding the changes in results of operations from the corresponding period for the last fiscal year.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be identified by their use of words, such as “estimate,” “expect,” “intend,” “anticipate” and other words and terms of similar meaning, in connection with any discussion of the Company’s financial statements, business, financial condition, results of operations or liquidity. Actual results may differ materially from these expectations due to various risks and uncertainties, including: the completion and results of the Audit Committee’s ongoing review of the Company’s accounting practices for certain transactions, additional accounting or other issues identified in connection with the ongoing review, finalization of the restatements described above and the audit and review of such matters by the Company’s independent registered public accounting firm, negative reactions from the Company’s stockholders, creditors or customers to the Company’s restatement of its financial statements, the scope and impact of any restatement of the Company’s financial statements, the existence of other errors that may require further adjustment of the Company’s financial statements, the impact and result of any litigation, investigation or other action by The Nasdaq Stock Market, the SEC, any other governmental agency or other parties related to the Company’s restatement of its financial statements, the effectiveness of any cost-saving measures by the Company, the Company’s limited operating history, significant operating losses associated with certain of the Company’s contracts, the Company’s ability to identify and consummate other acquisition opportunities that improve the Company’s revenues and profitability, significant fluctuations in its revenues from period to period, its ability to effectively manage its growth, the success of the Company’s strategic partners, its long sales cycles, market acceptance of its technology, the geographic concentration of its operations and customers, its ability to meet customer demands and compete technologically, the Company’s ability to enter into service and maintenance contracts with system sales, the Company’s ability to protect its intellectual property, regulatory approvals of the Company’s systems, changes in governmental regulation that may affect the water industry, particularly with respect to environmental laws, the Company’s ability to attract and retain qualified personnel and management members, the Company’s ability to manage its capital to meet future liquidity needs, changes in the board of directors and management members and the timing of the Company’s stock repurchases, if any. More detailed information about these risks and uncertainties are contained in the Company’s filings with the Securities and Exchange Commission, including the company’s Annual Report on Form 10-K for the year ended December 31, 2007 and subsequent Quarterly Reports on Form 10-Q. The Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to update or revise any forward-looking statements.

Basin Water, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	November 10, 2008	By	/s/ W. Christopher Chisholm
W. Christopher Chisholm Chief Financial Officer